FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934




           For the month of                May, 2004
                            ---------------------------------------



                                TECHNOPRISES LTD.
                    (formerly known as BVR Technologies Ltd.)
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                 (Translation of Registrant's name into English)


           Raoul Wallenberg 12, Ramat Hachayal, Tel Aviv 69719 Israel
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                    (Address of principal executive offices)



Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

           Form 20-F  |X|                  Form 40-F   |_|

On May 20, 2004, Technoprises, Ltd., an Israeli corporation ("Technoprises"), signed an agreement with Bank Hapoalim to convert outstanding debt of approximately $4.0M in Coresma Ltd., a portfolio company of the former BVR Technologies, now Technoprises, into a combination of equity and cash.

Pursuant to the Agreement, Technoprises has acquired the debt (including all fixed charges and floating charges on goodwill, equipment and all assets that secure the loan) in consideration for a purchase price of $1,900,000, to Bank Hapoalim payable as follows:

1. $1,300,000, payable in Technoprises ordinary shares with a per share price based on a forward 30 days moving average of the market price.

         2. $500,000, payable in Technoprises options which will have an exercise price identical to the share price applicable to the $1,300,000 payment. The options will be exercisable for 4 years following the registration of the underlying shares.

         3. $100,000, payable in cash in four equal monthly payments commencing six months after signing the agreement.

By the end of May 2004 application will be filed with the Tel Aviv district court to appoint Zafrir Ostashinsky, attorney, as an official receiver of Coresma in connection with the receivership procedure. The assets of Coresma will be sold to the highest bidder. Technoprises will consider to acquire the assets of Coresma in such sale.

Exhibit 99.1      Press Release dated May 27, 2004

                            [Form 6-K Signature Page]

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECHNOPRISES LTD.
                                           (Registrant)


                                           By:   /S/ Adam Ofek
                                                 ---------------
                                                     Adam Ofek
                                                     President


Dated:   May 27, 2004